COMVERSE

29 Habarzel Street
Tel Aviv 69710, Israel

December 17, 2003

Mr. Prosper Abitbol
Telematik CrossMedia Ltd.
11 Ha'avoda St.
Rosh Ha'ayin, Israel

Re: TV Gate Business

Gentlemen,

This Letter Agreement (the "Agreement") confirms our agreement in relation to the purchase by Telematik CrossMedia Ltd. ("TCM") or such other corporation controlled by Mr. Prosper Abitbol, on behalf of TCM (the "Purchaser") from Comverse Ltd. ("Comverse"), of certain assets, rights, employees and liabilities relating to Comverse's "TV Gate" business (the "Business"), as a going concern and as of January 1, 2004 (the "Effective Date"), as follows.

1. Closing

Closing of the transactions contemplated hereunder ("Closing") shall take place on the Effective Date at the offices of Comverse. For avoidance of doubt it is clarified that subject to consummation of the transactions contemplated at Closing hereunder, until Closing the Business shall be operated at the expense, liability and risk of Comverse and to its benefit, and as of the Closing the Business shall be operated at the expense, liability and risk of the Purchaser and to its benefit,

2. Transferred Assets

(a) At Closing, the Purchaser shall acquire and receive by way of transfer and assignment from Comverse, and Comverse shall sell, transfer and assign to Purchaser, all Comverse's rights and interests in and to the certain assets and rights, described in **Schedule 1** hereto, relating to the Business (the "Transferred Assets").

(b) Comverse shall sell, transfer and assign the Transferred Assets to the Purchaser "as is". Purchaser confirms and agrees that it has received or has been given full and complete access to relevant information regarding the Transferred Assets. Without limitation to its representations contained in Schedule 3, Comverse represents and warrants that Comverse has provided to the Purchaser all relevant information relating

to the Business requested by the Purchaser and it has no actual knowledge of any inaccuracies in such information.

(c) The Transferred Assets include patent applications (the "Patent Applications"), which shall be assigned and delivered to the Escrow Agent in accordance with Schedule 1. Comverse shall execute and deliver to the Escrow Agent at Closing hereunder, patent application assignment deeds and any further documents required for the assignment of the Patent Applications.

(d) Purchaser hereby grants to Comverse a perpetual, worldwide, irrevocable, fully-paid, non-exclusive license to make, use, modify, market, perform, distribute, license and sell products and services which are or may be covered by the Patent Applications and any patents which may be issued in respect of such Patent Applications, and to otherwise exploit such Patent Applications and patents in connection with all products, services and activities, except for any products, services and activities which compete with the Business, including for avoidance of doubt any products relating to transfer of content through TV media. Upon Comverse's reasonable request, from time to time, TCM shall sign and deliver to Comverse such documents and materials as Comverse may request for the purpose of evidencing and/or recording such license. The said license shall not be subject to termination. The sole remedy in the event of a claimed breach by Comverse shall be a claim for monetary damages. For avoidance of doubt, this shall not prevent TCM from seeking any equitable relief, including an injunctive relief or other relief in light of any use by Comverse which is not within the scope of the license granted to Comverse hereunder.

3. **Transferred Liabilities**

(a) At Closing, Purchaser shall assume, without recourse, certain liabilities and obligations of Comverse, described in **Schedule 2** hereto, relating to the Business, including without limitation the obligations to provide support and services to Israeli CATV and Satellite operators (the "Operators") in accordance with terms and conditions of the Operators' contracts with Comverse (the "Transferred Liabilities").

(b) From the date hereof and until Closing, Comverse and Purchaser shall cooperate and make reasonable efforts to obtain formal written releases signed by authorized representatives of each of the Operators, in form acceptable to and approved by Comverse and the Purchaser, (i) approving the transfer and assignment of the Transferred Liabilities relating to such Operators from Comverse to the Purchaser and (ii) releasing Comverse from all liabilities and obligations to the Operators, all as of the Effective Date. Such releases shall, at the election of Comverse, be a condition precedent to the Closing. Purchaser shall fully indemnify and defend Comverse and hold Comverse harmless from and against any loss, cost, damage and expense (including legal fees) arising out of or in connection with any claim by any Operator relating the Transferred Liabilities and to the period commencing on the Effective Date. Likewise, Comverse shall fully indemnify and defend Purchaser and hold Purchaser harmless from and against any loss, cost, damage and expense (including

legal fees) arising out of or in connection with any claim by any Operator relating the Transferred Liabilities and to the period ending on December 31, 2003 (inclusive).

4. **Transfer of Documents and Employees and Comverse Support**

In order to enable the Purchaser to fully exploit the Business purchase by it hereunder it is agreed that:

(a) At Closing Comverse will transfer to the Purchaser the employees listed in **Schedule 3** hereto who are employed by it in connection with the business (the "Transferred Employees"). Such transfer shall be effected by way of dismissal of such Transferred Employees by Comverse as of the Effective Date (with full payment by Comverse to such Transferred Employees of all amounts due to them by Comverse in relation to their work with Comverse until such date and their dismissal), and their re-employment by the Purchaser as of such date. For avoidance of doubt, the transfer of the Transferred Employees shall be subject to the consent of the Transferred Employees. The Purchaser will negotiate the terms of employment with the Transferred Employees and Comverse does not guarantee the successful completion of such negotiations. The Purchaser, at its sole discretion, may terminate this Agreement within 30 days of the Effective Date in the event that the Transferred Employees are not re-employed by the Purchaser by the Effective Date. In such event, Comverse will be obligated to pay back to the Purchase any of the installments paid by the Purchaser on account of the consideration set forth in Section 5 below, except for the first installment set forth in Section 5(a) below and the Purchaser will transfer the Transferred Assets back to Comverse.

(b) At Closing Comverse will deliver to the Purchaser the documents in its possession relating to the Patent Applications (a list of which is contained in Schedule 1), provided that Comverse shall be entitled to retain copies of such documents in connection with the license provided for in section 2 (d) hereof. Furthermore, at the Closing, Comverse shall make available to Purchaser copies of such documents in its possession relating to the Business which the Purchaser shall reasonably request and require in order to operate the Business and fully exploit the rights purchased by it hereunder.

(c) Comverse will provide Purchaser with "Tier-4" support services (as defined in **Schedule 4** hereto) in respect of the TV Gate e-mail servers currently installed at Tevel and Matav, to the extent of their current configuration.
Such support shall be provided in accordance with Comverse's then current standard lead times and then standard terms and conditions, and at Comverse's then effective rates for such professional services.

(d) Comverse will provide Purchaser with such other support as may be reasonably required by Purchaser at Comverse's then current standard lead times and then standard terms and conditions, and at Comverse's then effective rates for such professional services.

(e) NOTWITHSTANDING ANY OTHER CLAUSE IN THIS AGREEMENT, COMVERSE DOES NOT MAKE, GRANT OR PROVIDE ANY

REPRESENTATIONS, ASSURANCES OR WARRANTIES WHATSOEVER IN CONNECTION WITH THE BUSINESS, THE TRANSFERRED ASSETS, THE TRANSFERRED EMPLOYEES OR ANY OTHER MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE PERFORMANCE HEREOF, AND ALL REPRESENTATIONS OR WARRANTIES, EITHER WRITTEN OR ORAL, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION ALL WARRANTIES WITH RESPECT TO MERCHANTABILITY, FITNESS FOR USE OR FITNESS FOR ANY PARTICULAR PURPOSE ARE HEREBY EXPRESSLY EXCLUDED.

5. **Payment and Consideration**

(a) Purchaser shall pay to Comverse an aggregate amount equal to USD 1,200,000 of which USD 750,000 (Seven Hundred and Fifty Thousand US Dollars) shall be paid in cash and the balance amount of USD 450,000 shall be paid in shares as set forth below. The said cash amount of USD 750,000 shall be due and payable as follows:

(i) USD 100,000 shall be paid by wire transfer or Bank Check at Closing against transfer of the Transferred Assets and Transferred Liabilities to the Purchaser. The rights of Purchaser under this Agreement shall not become effective unless such payment is actually received by Comverse on or before January 1, 2004.

(ii) USD 110,000 shall be paid by wire transfer or Bank Check on or before March 31, 2004.

(iii) USD 110,000 shall be paid by wire transfer or Bank Check on or before June 30, 2004.

(iv) USD 110,000 shall be paid by wire transfer or Bank Check on or before September 30, 2004.

(v) USD 110,000 shall be paid by wire transfer or Bank Check on or before December 30, 2004.

(vi) USD 110,000 shall be paid by wire transfer or Bank Check on or before March 31, 2005.

(vii) USD 100,000 shall be paid by wire transfer or Bank Check on or before June 30, 2005.

(b) The Purchaser shall be entitled, at its sole discretion to pay all or any part of the payments set forth in Section 5(a) above at dates, which are earlier than the dates set forth in Section 5(a) above.

(c) Within two years of the Closing date, Purchaser shall deliver to Comverse stock certificates, registered in Comverse's name, representing a number of unrestricted securities duly registered under the United States Securities Act of 1933 and any applicable Israeli securities laws and regulations (the "Stock Certificates"). The Stock Certificates shall represent common shares having a market value of at least USD

applicable Israeli securities laws and regulations (the "Stock Certificates"). The Stock Certificates shall represent common shares having a market value of at least USD 500,000 (Five Hundred Thousand US Dollars) issued by a company whose common shares are registered and listed for trading on the NASDAQ system. The market value of the shares shall be calculated based on the average bid price for such shares during the thirty (30) days immediately preceding the delivery of the Stock Certificates.

(d) Concurrently with the delivery of the Stock Certificates, Purchaser shall deliver to Comverse a Put Option, in form acceptable to and approved by Comverse, requiring, Purchaser to purchase the securities represented by the Stock Certificates for an aggregate purchase price of $300,000. The Put Option shall be valid for a period of one year from the date it is actually delivered to Comverse.

6. **Purchaser Assumptions**

For avoidance of doubt and while fully and completely acknowledging and agreeing with the terms, exclusions and limitations set forth in section 4(e) hereof, Purchaser hereby represents and clarifies that while it is entering into this Agreement at its own risk, it assumes that:

(a) Any and all approvals or authorizations required from any competent authorities, banks, or any other third party, in relation with the transactions contemplated herein have been obtained and there exists no hindrance, whether by statute, contract, or otherwise, preventing Comverse from entering into the Agreement, and fulfilling its undertakings in terms hereof and the fulfillment of Comverse's undertakings pursuant to the Agreement, do not and shall not violate any law or regulation to which it is subject.

(b) Comverse is the sole owner of and has the sole right, title and interest in and to the Transferred Assets, free and clear of any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.. Each item of the Transferred Assets, shall be owned by the Escrow Agent immediately subsequent to the Closing hereunder and will be available for the Purchaser's use, as currently proposed to be conducted, free and clear of any obligation to pay any royalties, fees or other forms of payments to third parties and of any other third party. The existing ownership and use of the Transferred Assets and their transfer to the Company hereunder do not and will not involve infringement or, claimed infringement of any patent, trademark, trade-name, copyright, license, ownership or similar rights and conditions of any third parties. Appropriate security measures were taken to protect the secrecy, confidentiality and value of all the Transferred Assets, which measures are reasonable and customary in the industry in which the Business operates.

(c) The Transferred Liabilities, include all of Comverse's Liabilities relating to or effecting the Transferred Assets And

save for the Transferred Liabilities, Comverse does not have any Liabilities, which apply or will apply to, or effect or will effect, the Transferred Assets in any manner. In this Section – "**Liability**" or "**Liabilities**" means any liabilities, contracts, undertakings, obligations or claims of any kind whatsoever whether absolute, accrued or unaccrued, fixed or contingent, matured or unmatured, asserted or unasserted, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due, including without limitation any foreign or domestic tax liabilities or deferred tax liabilities incurred in respect of or measured by Comverse's income, or any other debts, liabilities or obligations relating to or arising out of any act, omission, transaction, circumstance, sale of goods or services, state of facts or other condition which occurred or existed on or before the Effective Date, whether or not known, due or payable.

(d) No action, proceeding or governmental inquiry or investigation, relating to or effecting the Transferred Assets their assinment hereunder, is pending or threatened against Comverse or any of its employees (in their capacity as such), or against any of the Comverse Transferred Assets, before any court, arbitration board or tribunal or administrative or other governmental agency, nor is there any basis for the foregoing.

(e) The Purchaser is purchasing the Business for the purpose of utilizing and commecializing the Transferred Assets and for further development of the Business into a broder business, which the Purchaser is seeking to develop with the Transferred Assets and additional assets which the Purchaser obtains or may obtain in the future.

THE FOREGOING ARE MERELY UNILATERAL EXPRESSIONS OF THE PURCHASER'S INTENT, AND SHALL NOT BE DEEMED TO CREATE OR CONSTRUED AS CREATING ANY REPRESENTATIONS, ASSURANCES OR WARRANTIES BY COMVERSE WHATSOEVER.

7. **General Terms and Conditions**

(a) This Agreement shall be governed by and construed in accordance with the laws of Israel. The parties hereby expressly consent to the exclusive jurisdiction of the District Court of Tel Aviv-Jaffa with respect to all matters arising out of or in connection with this Agreement.

(b) This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties with respect to the subject matter hereof.

(c) No amendment or modification of this Agreement shall be valid or binding on the parties unless made in writing and executed on behalf of each party by its duly authorized representative.

(d) No failure or delay on the part of any party hereto to exercise any right, power, or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any rights, power or remedy operate as a waiver. The rights, powers and remedies provided herein are cumulative and are not exclusive of any other rights, powers or remedies provided by applicable law.

(e) Notwithstanding any other clause in this Agreement, in no event will either party be liable for any special, indirect, incidental, punitive or consequential damages (including, without limitation, any loss of revenue or profits: or any failure to realize savings or other benefits) arising from or in connection with this Agreement, whether in actions based on contract, tort or any other legal theory, and whether or not the party has been notified of the possibility thereof. Notwithstanding any other clause in this Agreement, in no event will either party's total aggregate liability for any damages arising from or in connection with this Agreement, whether in actions based on contract, tort or any other legal theory, and whether or not the party has been notified of the possibility thereof, exceed the aggregate purchase price payable pursuant to section 5 (a) hereof (Payment and Consideration).

(f) Any communications or notices required or desired to be sent by one party to the other under or pursuant to this Agreement shall be sent in writing to the addresses of the parties set forth above (or to such other address as shall be advised by notice pursuant hereto) by hand delivery or by pre-paid, first class, registered mail. Any communication or notice shall be deemed to have been duly given immediately if given or made by hand delivery, or seven (7) days after mailing.

Please confirm your agreement to the above by signing and returning the enclosed copy of this Letter Agreement.

Very truly yours,

COMVERSE LTD.

By: Comverse Ltd.

Name: Shabty Sheval

Title: VP

Date: 17/07/03

AGREEMENT CONFIRMED:

Purchaser

By: Mr. Prosper Abitbol
On behalf of Apros & Chay Technoprises Ltd. (in fundation)

Title: Chairman of CEO

Date: 17-07-03.

SCHEDULE 1

TRANSFERRED ASSETS

Hardware and Equipment:

IT Equipment	Quantity
Sun Netra 1405 AC	7
Storage T3 SUN AC	8
Cisco pix 515 AC	6
Load balancer LBA WSD pro + AC	8
Compaq Prolient DL-360 G1/2 AC	60
Compaq Prolient DL-380 G1/2 AC	3
Cisco Switch 2948612 AC	4
Cisco Switch 2948g-13 AC	5
Cisco Switch C3550g-13 AC	2
Other (Rack, KVM) AC	
Software	
Total IT equipment	

Broadcasting Environment:

1	QAM modulator – Tadiran Scopus
1	QPSK modulator - Tadiran Scopus
1	Multiplexer - Tadiran Scopus
1	MPEG2 encoder - Tadiran Scopus
1	INA – Thomson
1	DVB analyzer - BTS
1	Deplexer – Rotal
1	Digital Satellite receiver - Tadiran Scopus
3	Carousel (PCs + Mediapump)
1	Cisco switch 2400
1	Cisco router 2600
1	RF Amplifiers and splitters
1	Rack + KVM
2	OpenTV Demo kits

Development Environment

3	OpenTV Sky development environment (STB + SW)
3	media high way development environment (target decoder + sun computer)
1	Liberate software environment
1	PowerTV explorer 2000 and explorer 3000 environment
5	14" TV sets
1	21" TV set
5	Matav, Tevel, GC and Yes STBs

1. <u>Accounts Receivable</u>:

- All of Matav's debts to Comverse, which may be due to Comverse pursuant to the LOI between Comverse and Matav, dated 1.7.2001, and which are based on Matav's use of the iTVGate system installed at Matav by Comverse, as of the Effective Date.
- All of Tevel's debts to Comverse, which may be due to Comverse pursuant to the LOI between Comverse and Tevel, dated 1.1.2001, and which are based on Tevel's use of the iTVGate system installed at Tevel by Comverse, as of the Effective Date.
- All of YES's debts to Comverse, which may be due to Comverse pursuant to the LOI between Comverse and YES, dated 26.7.2001, and which are based on YES's use of the iTVGate system installed at YES by Comverse, as of the Effective Date.

2. <u>Patent Applications</u>:

All rights of Comverse in and to the patent applications listed in Annex A attached to this Schedule 1 (the "Patent Applications").

As of the Effective Date that Purchaser's rights under this Agreement become effective, Purchaser shall assume all responsibilities and obligations arising out of or in connection with the Patent Applications, including without limitation all matters relating to the management and costs of prosecuting the Patent Applications.

Title to the Patent Applications shall be transferred to an escrow agent, the identity of which shall be mutually agreed in writing by the parties prior to Closing (the "Escrow Agent"). The Escrow Agent shall receive the following irrevocable instructions from the parties and shall act pursuant thereto:

(i) The escrow agent shall release the Patent Applications and any patents arising out of or in connection therewith (the "Escrowed Assets") to Purchaser immediately following Purchaser's full performance of payment of all of the first four installments under Section 5 (a) of this Agreement (Payment and Consideration)and the obligations under Section 2 (Transferred Liabilities) of this Agreement.

(ii) Upon receipt from Comverse of a written affidavit duly signed by the Comverse's CEO ("Comverse Request") stating that that the Purchaser breached any of its obligations under Sections 5 (Payment and Consideration) and 2 (Transferred Liabilities) of this Agreement (a "Breach Event"), specifying the nature thereof, the Escrow Agent shall promptly send a copy of Comverse's Request to the Purchaser and be obliged to release the Escrowed Assets to Comverse 30 days thereafter.

In order to further secure Comverse rights to receive the full payment and consideration set forth in Section 5 of the Agreement, at Closing Purchaser shall deliver a first-priority pledge in favor of Comverse, duly recorded with the Registrar of Companies with respect to all the Transferred Assets .

3. <u>iTVGate System Software Code</u>

The source code of iTVGate System Software Code and all rights related thereto incorporated in the magnetic and/or electronic storage media (specified in Schedule B hereto, the "Source Code") delivered to Purchaser at Closing.

The Purchaser will grant Comverse a perpetual, worldwide, irrevocable, fully-paid, non-excusive source code license to make, use, modify, market, perform, distribute, license and sell products and services using the Source Code except for any products, and services which compete with the Business, including for avoidance of doubt any products relating to transfer of content through TV media.

The said license shall not be subject to termination. The sole remedy in the event of a claimed breach by Comverse shall be a claim for monetary damages. For avoidance of doubt, this shall not prevent TCM from seeking any equitable relief, including an injunctive relief or other relief in light of any use by Comverse which is not within the scope of the license granted hereunder to Comverse.

ANNEX A to SCHEDULE 1

Patent Applications

FILE	TITLE	TERRITORY	APPL DATE	APPL NO.
614	*A Method and Apparatus for Providing Voice/Unified Messaging Service Using CATV Terminals*	USA	28-דצמבר-99	09/473,294
		PCT	21-דצמבר-00	PCT/IB00/01992
		Europe	21-יוני-02	985724.4
		Japan	21-יוני-02	2001-549016
		Israel	11-יוני-02	150158
683	*Television System and Method for Communication Notification*	USA	06-אפריל-01	60/281,721
		USA	31-יולי-01	09/917,896
		Israel	04-אפריל-02	148991
685	An Interactive Response System for Digital Television Systems	USA	06-אפריל-01	60/281,738
		USA	31-יולי-01	09/917,760
		Europe	04-אפריל-02	2076311.6
		Israel	04-אפריל-02	148992
916	Method and system for conveying SMS messages via a TV communication infrastructure for receipt by a TV set-top box	USA	31-מאי-02	10/158,072
902	CATV Billing System	USA	31-יולי-02	10/207,836
904	Method and System for Editing Text Messages conveyed via a CATV infrastructure at a TV set-top box	USA	31-יולי-02	10/207,837

SCHEDULE 2

TRANSFERRED LIABILITIES

All of Comverse's liabilities and obligations to the following companies arising out of or in connection with the ITV Gate System, as of the Effective Date:

a. Tevel – including, without limitation, all liabilities and obligations of Comverse arising out of or in connection with the LOI between Comverse and Tevel, dated 1.1.2001.

b. Matav - including, without limitation, all liabilities and obligations of Comverse arising out of or in connection with the LOI between Comverse and Matav, dated 1.7.2001.

c. YES – including, without limitation, all liabilities and obligations of Comverse arising out of or in connection with the LOI between Comverse and YES, dated 26.7.2001.